August 8, 2006

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies
Securities and Exchange Commission
Washington, D.C. 20549
United States

Re:	Gammacan International Inc. (the "Company”)
Form 10-QSB for the Quarterly Period Ended
March 31, 2006-08-07
Filed May 9, 2006-08-07
Filed No. 000-32835

Dear Ms. Jenkins:

We have received and reviewed your letter dated July 14, 2006 and your comments detailed within. Below please find our response:

1. It appears that the company has accounted for the stock options issued during the three months ended March 31, 2006 in accordance with APB No. 25. Please note that all awards issued during an interim or annual reporting period beginning after December 15, 2005 must be accounted for in accordance with SFAS No. 123 (R). Please refer to the guidance in paragraph 69 of SFAS No. 123 (R). Please revise the interim statements to record these issuances in accordance with paragraphs 11 to 63 of SFAS No. 123 (R) and provide the required disclosures in accordance with paragraphs A240 and A241 of SFAS No. 123 (R).

Response

The Company accounted for stock options issued during the three months ended March 31, 2006 in accordance with APB No. 25.  Gammacan has a September 30th fiscal year end.  Therefore, on October 1, 2006, the Company will adopt the provisions of SFAS No. 123(R) and apply the modified prospective transitional provisions set out in paragraph 74 of the Standard.  The Company respectfully refers the Staff to the SEC Release No. 33-8568, issued in April 2005.  This Rule is an amendment to Rule 4-01(a) of Regulation S-X regarding the compliance date for SFAS No. 123(R).  Pursuant to the amendment, the effective date for compliance for Small Business issuers was deferred such that a "small business issuer will be required to prepare financial statements in accordance with Statement 123(R) beginning with the first interim or annual reporting period of the registrant's first fiscal year beginning on or after December 15, 2005.”  For registrants that file as small-business issuers, such as Gammacan, the effective date of FAS 123(R) is the first day of the registrant’s first fiscal year that begins on or after December 15, 2005.  In the case of the Company this date is October 1, 2006, which is the beginning of the first fiscal year that commences after December 15, 2005.

GammaCan International, Inc.
39 Jerusalem St., 55423 Kiryat Ono, Israel
T 972 3 738 2616 F 972 3 635 6015
www.GammaCan.com

Based on the above the Company is of the opinion that a revision to its Form 10Q-SB for the above referenced period is not warranted.

I hereby acknowledge the following on behalf of the Company:

•	the Company is responsible for adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me in regards to this issue.

Sincerely,

/s/ Patrick Schnegelsberg
Patrick Schnegelsberg
Chief Executive Officer